Exhibit 10.11

OGE Energy Corp.

Executive Officer Compensation

Executive Compensation

In December 2025, the Compensation Committee of the OGE Energy Corp. ("OGE Energy") board of directors took actions setting executives' salaries and target amount of annual incentive awards for 2026. In February 2026, the Compensation Committee took action setting executives' target amounts of long-term compensation awards for 2026. Executive compensation was set by the Compensation Committee after consideration of, among other things, individual performance and market-based data on compensation for executives with similar duties. Payouts of 2026 annual incentive award targets and performance-based long-term awards are dependent on achievement of specified corporate goals established by the Compensation Committee, and no officer is assured of any payout.

Salary

The Compensation Committee established the base salaries for its senior executive group. The salaries for 2026 for the OGE Energy officers who are expected to be named in the Summary Compensation Table in OGE Energy's 2026 Proxy Statement are listed in the following table.

Executive Officer	2026 Base Salary
Sean Trauschke, Chairman, President and Chief Executive Officer	$1,277,994
Charles B. Walworth, Chief Financial Officer	$644,030
William H. Sultemeier, General Counsel, Corporate Secretary and Chief Compliance Officer	$548,912
Donnie O. Jones, Senior Vice President - Utility Operations of OG&E	$482,227
David A. Parker, Chief Information Officer of OG&E	$389,958

Establishment of 2026 Annual Incentive Awards

As stated above, at its December 2025 meeting, the Compensation Committee approved the target amount of annual incentive awards, expressed as a percentage of salary, with the officer having the ability, depending upon achievement of the 2026 corporate goals to receive from 0 percent to 200 percent of such targeted amount. For 2026, the targeted amount ranged from 75 percent to 120 percent of the approved 2026 base salary for the executive officers in the above table.

Establishment of Long-Term Awards

At its February 2026 meeting, the Compensation Committee approved the level of target long-term incentive awards, expressed as a percentage of salary. For the 2026 awards granted, the targeted amount ranged from 100 percent to 450 percent of the approved 2026 base salary for the executive officers receiving this long-term award in the above table. The performance-based portion of the long-term incentive awards allow the officer to receive from 0 percent to 200 percent of such targeted amount at the end of a three-year performance period depending upon achievement of the corporate goals. The time-based portion of the long-term incentive awards allow the officers to receive the granted amount at the end of a three-year vesting period depending upon continued employment.

Other Benefits

Retirement Benefits. A significant amount of OGE Energy's employees hired before December 1, 2009, including executive officers, are eligible to participate in OGE Energy's Pension Plan and certain employees are eligible to participate in OGE Energy's Restoration of Retirement Income Plan that enables participants, including executive officers, to receive the same benefits that they would have received under OGE Energy's Pension Plan in the absence of limitations imposed by the federal tax laws. In addition, the supplemental executive retirement plan, which was adopted in 1993 and amended in subsequent years, provides a supplemental executive retirement plan in order to attract and retain executives designated by the Compensation Committee of OGE Energy's Board of Directors who may not otherwise qualify for a sufficient level of benefits under OGE Energy's Pension Plan and Restoration of Retirement Income Plan. Mr. Trauschke is the only employee who participates in the supplemental executive retirement plan.

Almost all employees of OGE Energy, including executive officers, also are eligible to participate in our 401(k) Plan. Participants may contribute each pay period any whole percentage between two percent and 75 percent of their compensation, as defined in the 401(k) Plan, for that pay period. Participants who have attained age 50 before the close of a year are allowed to make additional contributions referred to as "Catch-Up Contributions," subject to certain limitations of the Code. Participants may designate, at their discretion, all or any portion of their contributions as: (i) a before-tax contribution under Section 401(k) of the Code subject to the limitations thereof; (ii) an after-tax Roth contribution; or (iii) a contribution made on a non-Roth after-tax basis. The 401(k) Plan also includes an eligible automatic contribution arrangement and provides for a qualified default investment alternative consistent with the U.S. Department of Labor regulations. Participants may elect, in accordance with the 401(k) Plan procedures, to have his or her future salary deferral rate to be automatically increased annually on a date and in an amount as specified by the participant in such election. For employees hired or rehired on or after December 1, 2009, OGE Energy contributes to the 401(k) Plan, on behalf of each participant, 200 percent of the participant's contributions up to five percent of compensation. OGE Energy contribution for employees hired or rehired before December 1, 2009 varies depending on the participant's hire date, election with respect to participation in the Pension Plan and, in some cases, years of service.

No OGE Energy contributions are made with respect to a participant's rollover contributions or with respect to a participant's contributions based on overtime payments, pay-in-lieu of overtime for exempt personnel, special lump-sum recognition awards and lump-sum merit awards included in compensation for determining the amount of participant contributions. Once made, OGE Energy's contribution may be directed to any available investment option in the 401(k) Plan. OGE Energy match contributions vest over a three-year period. After two years of service, participants become 20 percent vested in their OGE Energy contribution account and become fully vested on completing three years of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Pension Plan, in the event of their termination due to death or permanent disability or upon attainment of age 65 while employed by OGE Energy or its affiliates.

OGE Energy provides a nonqualified deferred compensation plan which is intended to be an unfunded plan. The plan's primary purpose is to provide a tax-deferred capital accumulation vehicle for a select group of management, highly compensated employees and non-employee members of the Board of Directors of OGE Energy and to supplement such employees' 401(k) Plan contributions as well as offering this plan to be competitive in the marketplace. Eligible employees who enroll in the plan have the following deferral options: (i) eligible employees may elect to defer up to a maximum of 70 percent of base salary and 100 percent of annual incentive awards or (ii) eligible employees may elect a deferral percentage of base salary and annual incentive awards based on the deferral percentage elected for a year under the 401(k) Plan with such deferrals to start when maximum deferrals to the qualified 401(k) Plan have been made because of limitations in that plan. Eligible directors who enroll in the plan may elect to defer up to a maximum of 100 percent of directors' meeting fees and annual retainers.

OGE Energy matches employee (but not non-employee director) deferrals to make up for any match lost in the 401(k) Plan because of deferrals to the deferred compensation plan, and to allow for a match that would have been made under the 401(k) Plan on that portion of either the first six percent of total compensation or the first five percent of total compensation, depending on prior participant elections, deferred that exceeds the limits allowed in the 401(k) Plan. Matching credits vest based on years of service, with full vesting after three years or, if earlier, on retirement, disability, death, a change in control of OGE Energy or termination of the plan.

Deferrals, plus any OGE Energy match, are credited to a recordkeeping account in the participant's name. Earnings on the deferrals are indexed to the assumed investment funds selected by the participant. In 2025, those investment options included an OGE Energy Common Stock fund, whose value was determined based on the stock price of OGE Energy's Common Stock.

Normally, payments under the deferred compensation plan begin within one year after retirement. For these purposes, normal retirement age is 65 and the minimum age to qualify for early retirement is age 55 with at least five years of service. Benefits will be paid, at the election of the participant, either in a lump sum or a stream of annual payments for up to 15 years, or a combination thereof. Participants whose employment terminates before they qualify for retirement will receive their vested account balance in one lump sum following termination as provided in the plan. Participants also will be entitled to pre- and post-retirement survivor benefits. If the participant dies while in employment before retirement, his or her beneficiary will receive a payment of the account balance plus a supplemental survivor benefit equal to two times the total amount of base salary and annual incentive payments deferred under the plan. If the participant dies following retirement, his or her beneficiary will continue to receive the remaining vested account balance. Additionally, eligible surviving spouses will be entitled to a lifetime survivor annuity payable annually. The amount of the annuity is based on 50 percent of the participant's account balance at retirement, the spouse's age and actuarial assumptions established by OGE Energy's Plan Administration Committee.

At any time prior to retirement, a participant may withdraw all or part of amounts attributable to his or her vested account balance under the deferred compensation plan at December 31, 2004, subject to a penalty of 10 percent of the amount withdrawn. In addition, at the time of the initial deferral election, a participant may elect to receive one or more in-service distributions on specified dates without penalty. Hardship withdrawals, without penalty, may also be permitted at the discretion of OGE Energy's Plan Administration Committee.

Perquisites. OGE Energy also offers executive officers a limited amount of perquisites. These include payment of social membership dues at dining and country clubs for certain executive officers, an annual physical exam for all executive officers, a relocation program and in some instances the use of a company car. In reviewing the perquisites and the benefits under the 401(k) Plan, Deferred Compensation Plan, Pension Plan, Restoration of Retirement Income Plan and supplemental executive retirement plan, the Compensation Committee seeks to provide participants with benefits at least commensurate with those offered by other utilities of comparable size.

Change-of-Control Provisions and Employment Agreements. None of OGE Energy's executive officers has an employment agreement with OGE Energy. Each of the executive officers has a change of control agreement that becomes effective upon a change of control. If an executive officer's employment is terminated by OGE Energy "without cause" following a change of control, the executive officer is entitled to the following payments: (i) all accrued and unpaid compensation and a prorated annual incentive payout and (ii) a severance payment equal to 2.99 times the sum of such officer's (a) annual base salary and (b) highest recent annual incentive payout. The change of control agreements are considered to be double trigger agreements because payment will only be made following a change of control and termination of employment. The 2.99 times multiple for change-of-control payments was selected because at the time it was considered standard. Although many companies also include provisions for tax gross-up payments to cover any excise taxes on excess parachute payments, OGE Energy's Board of Directors decided not to include this additional benefit in OGE Energy's agreements. Instead, under OGE Energy's agreements if the excise tax would be imposed, the change-of-control payments will be reduced to a point where no excise tax would be payable, if such reduction would result in a greater after-tax payment.

In addition, pursuant to the terms of OGE Energy's incentive compensation plans, upon a change of control, all performance units will vest and be paid out immediately in cash as if the applicable performance goals had been satisfied at target levels; all restricted stock units will vest and be paid out immediately in cash; and any annual incentive award outstanding for the year in which the participant's termination occurs for any reason, other than cause, within 24 months after the change of control will be paid in cash at target level on a prorated basis.